EXHIBIT 11.1

EXAR CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share amounts)


                                      THREE MONTHS ENDED  NINE MONTHS ENDED

                                           DECEMBER 31,      DECEMBER 31,

                                       1996      1995      1996      1995



NET INCOME                             $103   $3,097     $3,100    $10,209

COMMON AND COMMON EQUIVALENT
 SHARES OUTSTANDING

  Weighted average common shares      9,098    9,773      9,053      9,645
   outstanding

  Dilutive effect of stock options       87      334         66        538


  Common and common equivalent
    shares outstanding                9,185   10,107      9,119     10,183

NET INCOME PER SHARE                  $0.01    $0.31      $0.34      $1.00